SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, August 19, 2019 - BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; OTC: BRKMY; LATIBEX: XBRK) hereby announces to its shareholders and the market that, in connection with the geological events in the State of Alagoas, it has taken cognizance of the filing of a Public-Interest Civil Action by the Federal Prosecution Office (“MPF”) against the Company and other plaintiffs, with the following claims for interlocutory relief:(i) the accrual of an own private fund in the initial amount of R$3.075 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company’s fixed assets and on the distribution of profits, whether in dividends, interest on equity or any other form; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension on financing facilities and government incentives, as well as on the prepayment of existing borrowings.

In this respect, the Company informs that it was not notified in the records of said action, but will evaluate and take all pertinent measures within the applicable legal periods and will keep the market informed of any relevant development in this matter.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.